

September 8, 2014

Via E-mail
David A. Brooks
Chief Operating Officer
Ashford Inc.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

> **Re: Ashford Inc.**
> **Amendment No. 4 to Registration Statement on Form 10-12(b)**
> **Filed August 15, 2014**
> **File No. 001-36400**

Dear Mr. Brooks:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Information Statement Summary

Results of Operations, page 93

1.   We note your response to comment 1 of our letter dated July 22, 2014, which indicates that Ashford Investment Management, LLC ("AIM") has not yet commenced operations and is not intended to do so prior to the completion of the spin-off. We also note from your Investor & Analyst Day presentation held in May 2014 that a team was developed at AIM which includes Monty Bennett, CIO, and Rob Hays, President and Chief Strategy Officer, along with a full-time portfolio manager, a full-time director of operations, a full-time head of investor relations and business development and five analysts, and that $20 million was authorized in 2011 to internally incubate the AIM strategy. Please expand your disclosure to discuss when the team was assembled and the activities that have been performed by the team during the years presented. Discuss and quantify the impact of the

organizational activities of this platform on your historical expenses and address your expectations for the future.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3404 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Attorney-Advisor

cc: Muriel C. McFarling
        Andrews Kurth LLP